UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 an 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-132309

CATERPILLAR FINANCIAL FUNDING CORPORATION
(Exact name of Registrant as specified in its charter)

4040 South Eastern Avenue, Suite 344, Las Vegas, NV, 89119
Phone: (702) 735-2514
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CATERPILLAR FINANCIAL ASSET TRUST 2006-A ASSET BACKED NOTES AND
CATERPILLAR FINANCIAL ASSET TRUST 2006-A ASSET BACKED CERTIFICATES
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i) ☐   Rule 12h-3(b) (1) (i) ☒
 Rule 12g-4(a) (1) (ii) ☐   Rule 12h-3(b) (1) (ii) ☐
Rule 12g-4(a) (2) (i) ☐   Rule 12h-3(b) (2) (i) ☐
                Rule 12g-4(a) (2) (ii) ☐   Rule 12h-3(b) (2) (ii) ☐
                                                                              Rule 15d-6 ☐

Approximate number of holders of record as of the certificate or notice date: As of December 31, 2006, there were less than 50 Certificateholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Caterpillar Financial Funding Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2007  By: /s/ Michael G. Sposato
Michael G. Sposato, Secretary